UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

TRANSCEND SERVICES, INC.

(Name of Subject Company)

TRANSCEND SERVICES, INC.

(Names of Person(s) Filing Statement)

Common Stock, $0.05 par value per share

(Title of Class of Securities)

893929208

(CUSIP Number of Class of Securities)

Larry G. Gerdes

Chief Executive Officer

One Glenlake Parkway

Suite 1325

Atlanta, Georgia 30328

(678) 808-0600

(Name, address and telephone number(s) of person authorized to receive notice and communications on behalf of the person(s) filing statement)

Copies To:

Betty O. Temple, Esq.

Sudhir N. Shenoy, Esq.

Womble Carlyle Sandridge & Rice, LLP

271 17th Street, NW

Suite 3400

Atlanta, Georgia 30363-1017

(404) 872-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 20, 2012, by Transcend Services, Inc., a Delaware corporation, as amended by Amendment No. 1 thereto, filed with the SEC on March 27, 2012, Amendment No. 2 thereto, filed with the SEC on March 29, 2012, Amendment No. 3 thereto, filed with the SEC on April 4, 2012, Amendment No. 4 thereto, filed with the SEC on April 17, 2012, Amendment No. 5 thereto, filed with the SEC on April 19, 2012 and Amendment No. 6 thereto, filed with the SEC on April 20, 2012 (as so amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Townsend Merger Corporation, a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Nuance Communications, Inc., a Delaware corporation (“Parent”), and pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, $0.05 par value per share (the “Shares”) at a price of $29.50 per Share, net to the holder thereof in cash, without interest, upon the terms and conditions set forth in Purchaser’s Offer to Purchase dated March 20, 2012, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 7. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following seventh paragraph under the heading “Certain Litigation”:

“On April 23, 2012, the parties to the lawsuits pending in the Superior Court of Fulton County, including the Broadway Capital Action, the Krause Action, and the Salva Action (collectively, the “Actions”), entered into a Memorandum of Understanding (“MOU”) providing for a settlement, subject to Court approval and completion of the Offer, of the Actions and mutual release of claims asserted in the Actions. The settlement and release contemplated by the MOU, if approved by the Court, will resolve all of the allegations and claims asserted by plaintiffs in the Actions against the Company, Purchaser and Parent as well as the Individual Defendants. As part of the settlement and release, the defendants deny all allegations of wrongdoing and deny that the disclosures in the Schedule 14D-9 were inadequate but agreed, after arm’s-length discussions between and among the parties and their counsel, to provide certain supplemental disclosures in Amendment No. 6 to the Schedule 14D-9. The MOU also provides for the payment of $400,000 in fees and expenses to plaintiffs’ class counsel after the settlement contemplated by the MOU becomes final. The settlement provides for certification of and notice to all shareholders who are not officers or directors of the Company and who owned shares during the Offer. The settlement, including the payment of attorney’s fees and expenses to plaintiffs’ counsel, is contingent upon, among other items, completion of the Offer and the approval of the settlement by the Superior Court of Fulton County. The defendants agreed to this settlement solely to avoid the costs, risks and uncertainties inherent in litigation and without admitting any liability or wrongdoing. The settlement will not affect the amount of consideration to be paid pursuant to the Offer and the Merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSCEND SERVICES, INC.

By:	/s/ Larry G. Gerdes
Name:	Larry G. Gerdes
Title:	Chairman and Chief Executive Officer

Dated: April 25, 2012